SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       SHARED TECHNOLOGIES FAIRCHILD INC.
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)

                                    81948QAAS
                                 (CUSIP Number)


           Shared Technologies Fairchild Inc. 100 Great Meadow Road,
                 Wethersfield, CT 06109 Attn: Kenneth M. Dorros
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 16, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 81948QAAS                      Page     2      of       4     Pages
          ---------                           ---------      ----------
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Fairchild Corporation - IRS EIN 34-0728587
          RHI Holdings, Inc. -  IRS EIN 34-1545939
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          The Reporting Persons are incorporated under the laws of Delaware
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

        NUMBER OF                      10,146,568
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           ----------------------------------------------------
                             8         SHARED VOTING POWER

                                       0
                           ----------------------------------------------------
                             9         SOLE DISPOSITIVE POWER

                                       10,146,568
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,146,568
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.4%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------


                                Page 2 of 4 Pages

This Amendment No. 2 is being filed to amend Items 4, 5, and 6 of the Schedule 13D as set forth below to reflect the merger agreement dated July 16,1997 among Tel-Save Holdings, Inc., TSHCo, Inc. and Shared Technologies Fairchild Inc.

1.   Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

     On July 16, 1997 Shared Technologies Fairchild Inc. (the "Company") entered into an agreement and plan of merger (the "Merger Agreement") with Tel-Save Holdings, Inc. ("Tel-Save") and TSHCo, Inc., a wholly owned subsidiary of Tel-Save, pursuant to which the Company will be merged (the "Merger") with and into such subsidiary and all common stock holders of the Company will receive common stock of Tel-Save in accordance with the terms of the Merger Agreement. In accordance with the Merger Agreement, RHI will receive shares of Tel-Save common stock in exchange for its shares of comon stock and its shares of 6% Cumulative Convertible Preferred Stock of the Company and will receive cash for its shares of Special Preferred Stock of the Company in accordance with the terms of the certificate of designation governing such stock.

2. Items 5(a) and (c) of the Schedule 13D are hereby amended in their entirety as follows:

     (a) The Company's 10-Q for the period ended March 31, 1997 reported 15,819,987 shares of Common Stock Outstanding. Based on such number of outstanding shares, the Reporting Persons' beneficial ownership of 10,146,568 shares of Common Stock constitutes approximately 51.4% of the outstanding Common Stock. The Reporting Persons' record ownership interest in the Company, based solely on its ownership of outstanding shares of Common Stock (6,225,000) and without giving effect to the conversion of the 6% Cumulative Preferred Stock (convertible into 3,921,568 shares of Common Stock) is 39.4%. Upon consummation of the Merger, neither TFC nor RHI will have any beneficial ownership or interet in the common stock, preferred stock, or any other securities of the Company.

     (b) On April 29, 1997 RHI purchased 25,000 shares of common stock of the Company in the open market at $5.1825.

3.   Item 6 of the Schedule 13D is partially amended to add the following:

     In connection with the Merger Agreement, RHI entered into a voting agreement pursuant to which RHI has agreed to vote its shares of common stock in the Company in favor of the Merger and the Merger Agreement.

Item 7.           Items to be Filed as Exhibits.

Exhibit A         Voting Agreement dated July 17, 1997 between
                  RHI Holdings, Inc. and Tel-Save Holdings, Inc.


                                Page 3 of 4 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 1997

                                          THE FAIRCHILD CORPORATION


                                          By:  /s/ Donald E. Miller
                                               -----------------------
                                               Donald E. Miller
                                               Senior Vice President
                                               General Counsel
                                               and Secretary



                                          RHI HOLDINGS, INC.


                                          By:  /s/ Donald E. Miller
                                               ---------------------
                                               Donald E. Miller
                                               Vice President
                                               and Secretary


                                Page 4 of 4 Pages